Exhibit 99.1

Steel Partners Signs Definitive Agreement

To Acquire Remaining Shares of Steel Excel

NEW YORK, N.Y. -- December 7, 2016--Steel Partners Holdings L.P. (NYSE:SPLP), a diversified global holding company, today announced it has signed a definitive agreement to acquire the remaining shares it does not own of Steel Excel Inc. (OTCPK: SXCL).

Steel Partners currently owns approximately 64% of Steel Excel’s outstanding shares. Under the agreement, Steel Partners, through a wholly owned subsidiary, will commence an exchange offer to acquire all of the outstanding shares of Steel Excel’s common stock (not owned by Steel Partners or any of its affiliated entities) for $17.80 per share in preferred units of Steel Partners. The preferred units will have a 9-year term, carry a 6% coupon, and will be redeemable at any time at the option of Steel Partners in cash or in common units.

“The acquisition marks another step in our business simplification plan, which is aimed at streamlining our corporate structure as we concurrently continue to explore accretive growth opportunities,” said Warren Lichtenstein, Executive Chairman of Steel Partners.

Consummation of the exchange offer is subject to customary conditions, including the tender of a number of shares of Steel Excel’s common stock that constitutes at least (1) a majority of Steel Excel’s outstanding shares and (2) a majority of Steel Excel’s outstanding shares not owned by Steel Partners or any of its affiliates. The definitive agreement was unanimously approved by a special committee of the Board of Directors of Steel Excel consisting of independent directors, as well as the Boards of Directors of each of Steel Excel and the general partner of Steel Partners. The transaction is expected to be completed in the first half of 2017.

Steel Excel provides premium oil well services to exploration and production companies and also provides youth sports services and facilities. Upon completion of the transaction, Steel Excel will no longer be publicly traded.

Important Information

The exchange offer described in this press release has not yet commenced. This press release is for informational purposes only and it is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange shares of Steel Excel’s common stock, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. At the time the exchange offer is commenced, Steel Partners will file a Registration Statement on Form S-4, containing a prospectus/offer to exchange, a form of letter of transmittal and other related exchange offer documents with the United States Securities and Exchange Commission (the “SEC”). In addition, Steel Excel will mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9. Steel Excel’s stockholders are strongly advised to read these exchange offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such exchange offer that Steel Excel’s stockholders should consider prior to making any decisions with respect to such exchange offer. Steel Excel’s stockholders will be able to obtain a free copy of any such documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

About Steel Partners Holdings L.P.

Steel Partners Holdings L.P. is a diversified global holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests. It owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, supply chain management and logistics, banking and youth sports.

Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Steel Partners and Steel Excel, the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for Steel Partners’ and Steel Excel’s businesses and any other statements by management of Steel Partners concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected.  Risks and uncertainties include the satisfaction of closing conditions for the transaction; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the ability of Steel Partners to successfully integrate Steel Excel’s business; and the risk that the expected benefits of the transaction may not be realized or maintained.

Steel Partners cannot give any assurance that any of the transactions contemplated by the definitive agreement will be completed or that the conditions to the exchange offer will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in the “Risk Factors” section of Steel Partners’ filings with the SEC, including Steel Partners’ Form 10-K for the year ended December 31, 2015 and Form 10-Q for the quarterly period ended September 30, 2016. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov. Many of the factors that will determine the outcome of the transaction are beyond Steel Partners’ ability to control or predict. Except as otherwise required by federal securities laws, Steel Partners undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason

For more information, contact:

PondelWilkinson Inc.
Roger S. Pondel, 310-279-5965
rpondel@pondel.com